SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                            (Amendment No. ____)


                  Prudential Bancorp, Inc. of Pennsylvania
______________________________________________________________________________
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
______________________________________________________________________________
                       (Title of Class of Securities)


                                744319 10 4
______________________________________________________________________________
                              (CUSIP Number)



                                         Copies to:
Thomas A. Vento                          Philip R. Bevan, Esq.
President and Chief Executive Officer    Eric M. Marion, Esq.
Prudential Mutual Holding Company        Elias, Matz, Tiernan & Herrick L.L.P.
1834 Oregon Avenue                       734 15th Street, N.W.
Philadelphia, Pennsylvania 19145         Washington, D.C. 20005
(215) 755-1500                           (202) 347-0300
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)


                              March 29, 2005
______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 744319 10 4                  13D                   Page 2 of 8 Pages


______________________________________________________________________________
1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Prudential Mutual Holding Company (EIN No. 81-0666787)
______________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                               (b) [ ]

______________________________________________________________________________
3   SEC USE ONLY

______________________________________________________________________________
4   SOURCE OF FUNDS

    00
______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    N/A
______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
______________________________________________________________________________
              7   SOLE VOTING POWER

 NUMBER OF        6,910,062
  SHARES      ________________________________________________________________
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH           0
 REPORTING    ________________________________________________________________
PERSON WITH   9   SOLE DISPOSITIVE POWER

                  6,910,062
              ________________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  0
______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,910,062
______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [ ]
______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.0%
______________________________________________________________________________
14  TYPE OF REPORTING PERSON

    HC
______________________________________________________________________________

CUSIP No. 744319 10 4                  13D                   Page 3 of 8 Pages



Item 1.   Security and Issuer

     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Prudential Bancorp, Inc. of Pennsylvania, a Pennsylvania corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145.

Item 2.   Identity and Background

     (a)-(c) This Schedule 13D is filed on behalf of Prudential Mutual
Holding Company, a Pennsylvania-chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the issued and outstanding shares of the Company's Common Stock. The business address of the MHC is 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):


Name                       Occupation
-----------------------    ----------------------------------------------------
Directors:

  Jerome R. Balka,Esq.     Director and Solicitor of Prudential Savings Bank.
                           Partner, Balka & Balka, a law firm, Philadelphia,
                           Pennsylvania.

  John P. Judge            Director. Presently retired. Former President of
                           Continental Savings and Loan Association,
                           Philadelphia, Pennsylvania.

  Joseph W. Packer, Jr.    Chairman of the Board since October 1992. Presently
                           retired. Former President and Chief Executive Officer of Prudential Savings Bank.

  Carl J. Santoro          Director. Tax accountant, Santoro Services, Inc., an
                           accounting and tax services firm, Conshohocken, Pennsylvania.

  Thomas A. Vento          Director and President of Prudential Savings Bank
                           since 1992 and President and Chief Executive Officer since 1993.

Executive Officers Who are Not Directors:

  Joseph R. Corrato        Executive Vice President and Chief Financial Officer
                           of Prudential Savings Bank since 1997. Mr. Corrato joined Prudential Savings Bank in 1978 and served in a variety of positions including Treasurer and Controller prior to becoming Executive Vice President in 1997.

  Lucy R. Cohen            Vice President and Corporate Secretary of Prudential
                           Savings Bank since September 1993 and Corporate
                           Secretary since 1974.

  David H. Krauter         Vice President and Chief Lending Officer of
                           Prudential Savings Bank since 1999 and Vice President since 1993.

CUSIP No. 744319 10 4                  13D                   Page 4 of 8 Pages


     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     The Company was formed for the purpose of becoming the stock holding company of Prudential Savings Bank, a Pennsylvania-chartered stock savings bank, Philadelphia, Pennsylvania (the "Bank"); and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company.
Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company (the "Plan of Reorganization") and a related Plan of Stock Issuance ("Plan of Stock Issuance"), effective March 29, 2005, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On March 29, 2005, 6,910,062 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on such date, 5,653,688 shares were issued by the Company in an offering to depositors of the Bank (the "Minority Offering").
In connection with the Minority Offering, certain Insiders purchased shares of Common Stock using their personal funds or funds from accounts which they control as guardian or custodian. All shares purchased by Insiders were purchased at a price of $10.00 per share. Certain Insiders have purchased additional shares of Common Stock on the open market as reflected in Item 5(c) hereof.

Item 4.   Purpose of Transaction

     The primary purpose of the transaction was to reorganize the Bank into the mutual holding company form of organization. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the

CUSIP No. 744319 10 4                  13D                   Page 5 of 8 Pages



acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) As of March 29, 2005, the MHC directly and beneficially owned 6,910,062 shares of the Company's Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of March 30, 2005.


                                             No. of Shares     % of Outstanding
Name                                       Beneficially Owned    Common Stock
--------------------                       ------------------  ----------------

Directors:

Jerome R. Balka, Esq.                           15,470(1)              *

John P. Judge                                   10,000(2)              *

Joseph W. Packer, Jr.                           20,000(3)              *

Carl J. Santoro                                  7,500(4)              *

Thomas A. Vento                                 20,000(5)              *

Executive Officers Who are Not Directors:

Joseph R. Corrato                                3,997(6)              *

Lucy R. Cohen                                    5,000(7)              *

David H. Krauter                                 2,072(8)              *

________________________

*   Represents less than one percent of the Company's outstanding Common Stock.

                                      (Footnotes continued on following page.)

CUSIP No. 744319 10 4                  13D                   Page 6 of 8 Pages


__________________

(1) Includes 5,000 shares held by Mr. Balka's 401(k) Plan and 70 shares held by the estate of Helen Klara for whom Mr. Balka is guardian. Also includes 1,500 shares held by the Marie Montone Dragen Trust, 400 shares held by the Lilian Montone Allen Trust, 5,000 shares held by the Balka Grandchildren Trust and 500 shares held by the estate of Danielle Thomas Minor, over which Mr. Balka disclaims beneficial ownership.

(2)  The 10,000 shares are held jointly with Mr. Judge's spouse.

(3)  Includes 10,000 shares held by Mr. Packer's spouse.

(4)  The 7,500 shares are held jointly with Mr. Santoro's spouse.

(5)  The 20,000 shares are held in Mr. Vento's account in the Bank's 401(k)
     Plan.

(6) Includes 3,370 shares held in Mr. Corrato's account in the Bank's 401(k) Plan and 477 shares held by Mr. Corrato as custodian for his children.

(7) The 5,000 shares are held in the Bank's 401(k) Plan for the benefit of Ms. Cohen.

(8) The 2,072 shares are held in the Bank's 401(k) Plan for the benefit of Mr. Krauter.

     (b) The MHC has sole voting power over 6,910,062 shares and sole dispositive power over 6,910,062 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

     (c) Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than as set forth below:

                                                Number of Shares
        Name            Date of Transaction        Purchased           Price
---------------------   -------------------     ----------------      -------

Jerome R. Balka, Esq.     March 30, 2005              3,000            $9.87





     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 744319 10 4                  13D                   Page 7 of 8 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to Be Filed as Exhibits

     None.

CUSIP No. 744319 10 4                  13D                   Page 8 of 8 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   PRUDENTIAL MUTUAL HOLDING COMPANY



April 8, 2005                 By:  /s/ Thomas A. Vento
                                   --------------------------------
                                   Thomas A. Vento
                                   President and Chief Executive Officer